VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

January 21, 2026

Re: Alternative Canning Solutions, Inc.

Offering Statement on Form 1-A, as amended

File No. 024-12683

To Whom It May Concern:

On behalf of Alternative Canning Solutions, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Standard Time, on Friday, January 23, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Christine Parry

Christine Parry, Esq.

Red Rock Securities Law